

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

<u>Via U.S Mail and Facsimile to 708-290-2200</u>

Anthony Spier
Chairman, President & Chief Executive Officer
Wells-Gardner Electronics Corporation
9500 West 55th Street, Suite A
McCook, Illinois

> **Re: Wells-Gardner Electronics Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 001-08250**

Dear Mr. Spier:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        /s/ Paul Fischer for

                                        Larry Spirgel
                                        Assistant Director